UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 10 September 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Announcement of a 10% black economic empowerment transaction

Sasol announces SA’s single largest broad-based BEE
ownership transaction

SASOL LIMITED
INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA
(REG NO.: 1979/003231/06)
SHARE CODE JSE: SOL
NYSE: SSL
ISIN: ZAE000006896
US8038663006
(“Sasol”)
ANNOUNCEMENT OF A 10% BLACK ECONOMIC
EMPOWERMENT TRANSACTION
1.        INTRODUCTION
Sasol intends to undertake a major broad-based Black Economic Empowerment
(“BEE”) transaction with skills development and capacity building as a central theme.
Subject to shareholder approval and the fulfilment of the conditions listed in paragraph
6, it is proposed that Sasol will conclude a BEE transaction in respect of 10% of its issued share capital (“the BEE transaction”) funded through a combination of equity, third party funding and facilitation by Sasol. As the BEE transaction will be implemented at the Sasol Limited level, the BEE participants will benefit from Sasol’s
South African and non-South African operations.
As a major participant in the South African economy, Sasol welcomes the role that it can play in helping to meet the country’s socio-economic objectives, as outlined in the
Accelerated and Shared Growth Initiative for South Africa (AsgiSA).
Sasol is committed to advancing these empowerment initiatives in ways that are sustainable, credible and of benefit to all its stakeholders and to the country as a whole. By focusing on broad-based empowerment, skills development and capacity building, this transaction will go to the heart of these objectives.
The proposed BEE transaction is designed to provide long term, sustainable benefits to all participants and will have a tenure of ten years. It is proposed to comprise the following four participant groupings (collectively referred to as the “BEE participants”)
with their respective beneficial ownership in Sasol:
·   broad-based black South African public (the “black public”) – 3,0%;
·   selected BEE groups (the “selected participants”) – 1,5%;

·   all Sasol employees, black and white, below managerial level that are permanently resident in South Africa (comprising 60% black and 40% white employees),
(“Sasol employees”) and Sasol black managers and black non-executive directors
– 4,0%; and
·  Sasol Foundation (the “Sasol Foundation”) – 1,5%.
At the closing share price of R285 on 5 September 2007, the BEE transaction has a value of approximately R17,9 billion, which will make it the largest single broad-based
BEE ownership transaction in South Africa to date.
In ensuring that the BEE transaction supports the full principles of broad-based BEE,
Sasol, in conjunction with the National Empowerment Fund (the “NEF”), are working together on ways in which the NEF can participate in facilitating the broad-based public offer.
2.
DETAILS OF THE PROPOSED BEE TRANSACTION
2.1
Rationale and principles for the BEE transaction
In line with Sasol’s empowerment objectives, this BEE transaction has been designed to provide long term benefits to a broad group of black South Africans, with a focus on lower income groups, particularly women.
In order to structure the BEE transaction efficiently, Sasol will be guided primarily by the following principles:
·   from inception, the vesting of full voting and economic rights in respect of 10% of the issued share capital of Sasol to the BEE participants, through separate investment entities;
·   focusing on broad-based BEE groups with significant involvement of broad-based women’s groups;
·   enabling active involvement of selected participants in Sasol’s transformation, skills and capacity building programmes;
·   creating a Sasol Foundation, which will focus on community development and promoting skills and capacity development in South Africa;
·   achieving a sustainable BEE transaction at a realistic economic cost (inclusive of any dilution) to Sasol’s ordinary shareholders;
·   ensuring compliance with the letter and spirit of the Broad-Based Black Economic
Empowerment Codes of Good Practice (“Codes of Good Practice”); and
·   broadening ownership in Sasol amongst its employees.

2.2      BEE participants
Black public
This participant grouping will allow all black South Africans an attractive opportunity to participate in the economy through the BEE transaction. Accordingly, all black South
African citizens (as envisaged in the Codes of Good Practice) and black-owned entities will be eligible to participate through a public share offer.
The black public will benefit from 3,0% of the issued share capital of Sasol.
Selected participants
This participant grouping will play an important role in furthering Sasol’s transformation, skills and capacity building programmes.
A request for expression of interest from BEE groups will be published shortly. In selecting participants, Sasol will give preference to, amongst others:
·   BEE groups that are currently involved in Sasol’s business (including unions, franchisees, customers and suppliers);
·   broad-based BEE groups focusing on the broader empowerment objectives and in particular those focusing on capacity and skills development, preferably in the fields of science and technology;
·   broad-based BEE groups focusing on community upliftment projects in the vicinity of Sasol’s main plants in South Africa, namely Secunda and Sasolburg; and
·   broad-based black women’s groups that fit the characteristics outlined above.
Selected participants will benefit in aggregate from 1,5% of the issued share capital of
Sasol.
Sasol employees, Sasol black management and black non-executive directors
This participant grouping is intended to broaden ownership in Sasol among its employees and to spread a significant portion of the benefit of the BEE transaction amongst Sasol employees to ensure the sustained success of Sasol.
Black and white Sasol employees, below managerial level, will participate through an employee share ownership scheme (the “Broad-Based Employee Scheme”). These employees will be allocated an equal number of shares. This scheme will benefit from
3,7% of the issued share capital of Sasol of which, (at current employment ratios),
2,2% relates to black employees and 1,5% to white employees.
Sasol black management and black non-executive directors will participate in the BEE transaction through two separate employee share ownership schemes, namely the
“Black Management Scheme” and the “Black Non-Executive Director Scheme”,
respectively. The participation in these two schemes will collectively comprise 0,3% of the issued share capital of Sasol.

The Broad-Based Employee Scheme, Black Management Scheme and Black
Non-Executive Director Scheme are collectively referred to as “the Employee
Scheme”. In terms of the Employee Scheme, participants will acquire a vested right to receive ordinary shares (the “allocated shares”) in Sasol, which rights will vest at the inception of the Employee Scheme. These participants will not be required to make any equity contributions and will become entitled, from inception, to 50% of all dividends paid in respect of their respective allocated shares.
Sasol Foundation
The primary focus of the Sasol Foundation is capacity building of black South
Africans, predominantly in the fields of science and technology. This is a crucial contribution by Sasol to the establishment of skilled people to support Sasol’s and
South Africa’s transformation objectives. The Sasol Foundation will also focus on community upliftment projects in the vicinity of Sasol’s main plants at Secunda and
Sasolburg.
This foundation’s life will extend beyond the term of the transaction to become a lasting contributor to community upliftment.
The Sasol Foundation will benefit from 1,5% of the issued share capital of Sasol.

3.
STRUCTURE AND FINANCING OF THE BEE TRANSACTION
3.1      Guiding principles
The structure and financing of the BEE transaction will be guided by the following principles:
·   creating a sustainable BEE transaction that is acceptable to all stakeholders;
·   categorising BEE participants according to common characteristics and objectives;
·   maintaining adequate governance structures within each BEE participant grouping to ensure that, inter alia, all contractual and financial obligations can be met.
3.2
Ownership structure and financing
3.2.1   Ownership structure
In order to facilitate the financing of the BEE transaction and to ensure sound governance of such funding arrangements, a number of investment entities will be established. These entities will hold the interests of BEE participant groupings in the issued share capital of Sasol. The BEE participants will, from inception, have full voting and economic rights associated with the respective investment entities’
interests in the issued share capital of Sasol.
The intended structure is as follows:
5
100%
100%
100%
100%
1,5%
1,5%
4%
Sasol Limited
Black Public
investment entity
Selected Participants
investment entity
Sasol Foundation
Employee Scheme
investment entity
Black public
Selected participants
Beneficiaries
Sasol employees,
Sasol black managers
and black non-
executive directors
3%
Note: Percentage ownership in Sasol is shown in this table and throughout this announcement after implementation of the BEE transaction and the intended share repurchases referred to in paragraph 4 below.

3.2.2   Financing
Due to the size of the proposed BEE transaction and market constraints on the availability of third party funding, the BEE transaction will be financed through an optimal combination of equity, third party funding and Sasol facilitation.
The Selected Participants and Black Public investment entities will be funded by way of equity contributions and third party funding (external preference shares), with appropriate Sasol facilitation. The Employee Scheme investment entity and the Sasol
Foundation will be funded entirely through Sasol facilitation.
Preferred ordinary shares
In order to maximise the quantum of external preference shares issued to third party funders, Sasol will create a new class of unlisted shares, namely preferred ordinary shares with a fixed cumulative dividend right.
Sasol will issue 28,2 million of these preferred ordinary shares, equal to 4,5% of
Sasol’s total issued share capital, to the Black Public investment entity (3,0%) and the
Selected Participant investment entity (1,5%).
It is intended that these shares will carry a fixed cumulative preferred dividend right for a period of ten years. This fixed preferred dividend right will rank ahead of the dividend rights of existing ordinary shares. In all respects, other than the fixed preferred dividend rights, the preferred ordinary shares will rank equal to the existing
Sasol ordinary shares. After ten years, preferential treatment will cease and these shares will be identical to Sasol ordinary shares and will then be listed on the JSE
Limited as ordinary shares.
3.2.2.1 Black public
The black public will participate through an unlisted entity, (the “Black Public investment entity”). The Black Public investment entity will subscribe for 18,8 million
Sasol preferred ordinary shares (equivalent to 3,0% of the Sasol issued share capital).
The black public will be required to hold their shares in the Black Public investment entity for a minimum period of five years. It is envisaged that a market will then be created to enable the black public to trade their shares in the Black Public investment entity with other black South Africans. At the end of the transaction, the Black Public investment entity will distribute the remaining Sasol ordinary shares, after all associated outstanding obligations have been settled, to the black public.
It is envisaged that the Sasol preferred ordinary shares owned by the Black Public investment entity will be financed through:
·   equity contributions from members of the black public;
·   third party funding in the form of preference shares with no recourse to Sasol; and

·   third party funding in the form of preference shares with Sasol facilitation, subject to section 38 of the Companies Act, 1973, being amended.
3.2.2.2 Selected participants
The selected participants will participate through an unlisted entity (the “Selected
Participants investment entity”). The Selected Participants investment entity will subscribe for 9,4 million Sasol preferred ordinary shares (equal to 1,5% of Sasol’s issued share capital).
It is envisaged that the Sasol preferred ordinary shares owned by the Selected
Participants investment entity will be funded and issued on a similar basis to the Black
Public investment entity described above.
The selected participants will be required to hold their shares in the Selected
Participants investment entity for the duration of the transaction. At the end of that period, the Selected Participants investment entity will distribute the remaining Sasol ordinary shares, after all associated outstanding obligations have been settled, to the selected participants.
3.2.2.3 Employee Scheme
The Employee Scheme investment entity will subscribe for 4% (25,1 million) of
Sasol’s ordinary shares at a minimum value (“nominal value”). At the end of the transaction period, Sasol will have an option to repurchase a number of the shares determined in accordance with a formula at the same nominal value (“repurchase option”).
To ensure flow-through of benefits to participants from inception, the Employee
Scheme investment entity will receive 50% of dividends declared with respect to the
Sasol ordinary shares held, which dividends will be distributed to Sasol employees,
Sasol black management and black non-executive directors. At the end of the transaction, these participants will also receive their respective allocated shares remaining after the repurchase option has been exercised.
The formula in respect of the repurchase option takes into consideration:
·   the market value of the Sasol ordinary shares issued at inception of the BEE transaction is escalated by a growth factor of approximately 11,5% per annum;
·   the value of 50% of the dividends, which do not accrue to the Employee Scheme investment entity; and
·   the Sasol ordinary share price at the end of the transaction.

3.2.2.4 Sasol Foundation
The Sasol Foundation will subscribe for 1,5% (9,4 million) of Sasol’s issued ordinary shares at a nominal value. It is envisaged that the Sasol Foundation will be a public benefit organisation.
The Sasol Foundation will be financed through a similar structure as the Employee
Scheme investment entity described above.
4.
Share repurchase programme to mitigate dilution
Pursuant to the general authority from its shareholders, Sasol, through a wholly owned subsidiary, has repurchased 14,9 million Sasol ordinary shares (2,4% as at 30
June 2007). Sasol may recommence its repurchase programme after the release of its annual results. Share repurchases will be funded from available cash.
The BEE transaction will require the issue of 34,5 million Sasol ordinary shares and
28,2 million Sasol preferred ordinary shares to the BEE participants. To mitigate dilution to existing ordinary shareholders, Sasol intends to repurchase an equivalent number, 62,7 million, of Sasol ordinary shares. To the extent that prior to the announcement of the remaining terms of the BEE transaction, the number of ordinary shares held by the Sasol wholly owned subsidiary, which has undertaken the repurchase programme, is less than 62,7 million Sasol ordinary shares, Sasol will consider a share repurchase by way of a scheme of arrangement in terms of Section
311 of the Companies Act, 1973,(“the scheme”). If the scheme is approved by the shareholders, they will sell to Sasol a pro rata portion of their shares at the prevailing market price. The scheme shares will be acquired by a Sasol wholly owned subsidiary from available cash.
5.   Illustrative financial effects
The unaudited pro forma financial information of Sasol was prepared in order to provide the illustrative financial effects of the BEE transaction and intended share repurchase programme on Sasol, assuming that the BEE transaction and share repurchases had been fully implemented on 1 July 2006. The unaudited pro forma financial effects are based on the assumptions set out below and include assumptions on share price and funding costs, which can only be determined in the future.
The unaudited pro forma financial information is the responsibility of the directors of
Sasol and was prepared for illustrative purposes only and may not, because of its nature, fairly present Sasol’s financial position, changes in equity and results of its operations or cash flows. It does not purport to be indicative of what the financial results would have been, had the BEE transaction and share repurchases occurred on a different date.

Unaudited pro forma financial information per share before and after the implementation of the BEE transaction and intended share repurchases is set out in the table below:
Before
After
Percentage
change
(%)
Attributable earnings per share
3
cents 2 735 2 406 (12,0)
Attributable earnings per share (excluding the share-
based payment expense)
4
cents 2 735 2 765 1,1
Diluted earnings per share cents 2 702 2 374 (12,1)
Headline earnings per share
5
cents 2 537 2 191 (13,6)
Net asset value per share
6
cents 10 055 8 582 (14,6)
Net tangible asset value per share
6
cents 9 857 8 367 (15,1)
Weighted average number of shares in issue
7
million 622,6 574,8 (7,7)
Weighted average diluted number of shares in issue
7
million 630,3 582,5 (7,6)
Number of shares in issue (excluding share repurchase)
7
million 612,8 565,0 (7,8)
Notes and assumptions:
1.  The unaudited pro forma financial information is based on the audited financial position of the Sasol Group as of 30 June 2007 and the results of its operations for the year ended 30 June 2007.
2.   The unaudited pro forma financial information per share after the BEE transaction and intended share repurchase programme are based on the following assumptions:
(a)  the BEE transaction and share repurchase programme were implemented with effect from 1 July 2006 for calculation of the income statement effects and on
30 June 2007 for calculation of the balance sheet effects;
(b)  34,5 million Sasol ordinary shares were issued, at nominal value, to the Employee
Scheme and the Sasol Foundation. 28,2 million Sasol preferred ordinary shares were issued, at the closing share price of R285 on 5 September 2007, to the
Selected Participants and Black Public investment entities;
(c)  the Employee Scheme, Sasol Foundation, Selected Participants and Black Public
investment entities are consolidated for accounting purposes. In this regard any shares issued to these entities are regarded as treasury stock;
(d)  the 47,8 million Sasol ordinary shares repurchased at the closing share price of
R285 on 5 September 2007, in terms of the intended share repurchase programme are treated as treasury stock;
(e)  the fixed preferred ordinary dividend, which is payable in respect of the
28,2 million Sasol preferred ordinary shares amounts to approximately R17,35 per share; and
(f)  the finance cost applicable to the implementation of the BEE transaction and the intended share repurchase programme, for the twelve months ended
30 June 2007, is based on the relevant prevailing market rates.
3.   Attributable earnings per share are computed by dividing attributable earnings by the weighted average number of shares in issue after taking into account the effect of the intended share repurchase programme.

4.   In accordance with International Financial Reporting Standard 2 – Share-based
Payment (IFRS 2), attributable earnings for the year ended 30 June 2007 has been adjusted by R2,1 billion, assuming shares were issued to the BEE participants at the closing share price of R285 on
5 September 2007. The share-based payment expense is calculated based on prevailing market conditions and changes in these conditions can give rise to material movements in this expense.
The share-based payment expense includes R0,1 billion relating to the Employee
Scheme. The total share-based payment expense associated with the Employee
Scheme amounts to R1,1 billion, which will be expensed in the income statement over the period of ten years. The total share-based payment expense for the BEE transaction, therefore amounts to R3,1 billion.
5.   Headline earnings are calculated in accordance with the requirements of Circular
8/2007 - Headline Earnings.
6.   Net asset value per share and net tangible asset value per share have been calculated after taking into account the shares repurchased.
Due to the consolidation of the Selected Participants and Black Public investment entities, the effect of third party funding (external preference shares) raised by these entities has been taken into account in the calculation of the net asset value and net tangible asset value per share after the BEE transaction.
7.   Share repurchases are excluded from the weighted average number of shares and the number of shares in issue after implementation of the BEE transaction and repurchase programme. The weighted average number of shares also excludes the shares issued to the Employee Scheme, Sasol Foundation, Selected Participants
and Black Public investment entities, which shares are treated as treasury stock.
8.   Sasol complies with the requirements of AC 503 – Accounting for Black Economic
Empowerment Transactions and Circular 8/2006 – Disclosure of Accounting for Black
Economic Empowerment Transactions.

6.   CONDITIONS PRECEDENT
The implementation of the proposed BEE transaction will be subject, inter alia, to the following:
·   obtaining Sasol shareholder approval for the BEE transaction, including the scheme;
·   finalising the selection of the BEE groups;
·   concluding the financing agreements with third party funders;
·   concluding agreements with all other relevant parties;
·   obtaining the requisite regulatory approvals; and
·   compliance with all applicable laws and regulations.
The external funding in the form of preference share capital with Sasol facilitation is based on the assumption that the amendment of section 38 of the Companies Act,
1973 will become law before the further announcement referred to in paragraph 7 below is made. Should section 38 not be amended prior to such an announcement being made, an alternative funding arrangement will be announced at that time.
7.
FURTHER ANNOUNCEMENT EXPECTED IN FIRST HALF OF 2008
A further announcement will be made during the first half of 2008 after the relevant agreements have been signed and third party financing arrangements have been finalised. Such announcement will provide the detailed terms of the BEE transaction, including the scheme, financial effects and expected economic costs of the BEE transaction, which cost is anticipated to be comparable to other BEE transactions concluded to date.
Rosebank
10 September 2007
Sponsor
Deutsche Securities
Merchant bank and transaction sponsor
Rand Merchant Bank
(A division of FirstRand Bank Limited)
Legal adviser
Edward Nathan Sonnenbergs Inc

Disclaimer – Forward-looking statements
We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. There are forward-looking statements as defined in the
U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will",
"plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on November 2,
2006 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
The Sasol shares that will be allocated in terms of the BEE transaction have not been and will not be registered with the United
States Securities and Exchange Commission under the US Securities Act of 1933, as amended, or any securities laws of any state of the United States and may not be offered or sold in the United States absent an exemption from registration requirements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 September 2007 By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary